SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Earnings position improved, outlook confirmed / Technology portfolio strengthened by acquisition of PlasmaSi / Qualification of new AIX R6 is moving forward

AIXTRON: Earnings position improved, outlook confirmed

Technology portfolio strengthened by acquisition of PlasmaSi

Qualification of new AIX R6 is moving forward

Herzogenrath/Germany, April 28, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first quarter 2015.

Q1/2015 revenues at EUR 40.3m (Q1/2014: EUR 43.9 Mio.) were down 8% against the previous year's level and 31% against the previous quarter (Q4/2014: EUR 58.0m).

At EUR -6.4m EBITDA in the first quarter 2015 improved both against the previous year and sequentially (Q1/2014: EUR -7.1m; Q4/2014: EUR -13.9m).

For the first time, the Company's order intake and revenues were influenced by the large multiple tool order from a Chinese LED manufacturer for 50 AIX R6 Showerhead(R) MOCVD tools AIXTRON received in September 2014. However, a large portion of this order will be booked in the course of the financial year 2015. Overall, order intake including spares and service in the first quarter 2015 was solid with EUR 48.9m against the previous quarter and year on year (Q1/2014: EUR 49.5m; Q4/2014: EUR 49.3m). In order to better reflect industry practice and due to the intensified activities in the spares & services business, Management has decided to start reporting total order intake including spares & service.

Within the framework of the second stage of the 5-Point-Program, AIXTRON has changed its organizational structure in line with changing customer and market requirements. Alongside cost-cutting measures, AIXTRON is continuously pursuing new market opportunities, for example with its new AIX R6 MOCVD product generation and in promising future business fields such as power and logic semiconductors as well as OLED. The acquisition of US technology company PlasmaSi, Inc. effective as of April 1, 2015 took place against this background and offers market as well as customer synergies with OVPD(R) deposition technology. The technology of PlasmaSi can be used for the cost efficient production of all OLED applications. Through increased throughput compared to existing technologies, AIXTRON sees significant market opportunities for this thin-film encapsulation process.

Key Financials

	2015	2014	+/-	2015	2014	+/-
(in EUR million)	Q1	Q1*		Q1	Q4*
Revenues	40.3	43.9	-8%	40.3	58.0	-31%
Gross profit	8.8	10.0*	-12%	8.8	10.4*	-15%
Gross margin	22%	23%*	-1pp	22%	18%*	4pp
Earnings before interest, tax, depreciation and amortization	-6.4	-7.1		-6.4	-13.9
(EBITDA)			10%			54%
Operating result (EBIT)	-8.8	-10.9	19%	-8.8	-18.9	53%
EBIT margin	-22%	-25%	3pp	-22%	-33%	11pp
Net result	-9.5	-11.8	19%	-9.5	-19.1	50%
Net result margin	-23%	-27%	4pp	-23%	-33%	10pp
Net result per share - basic (EUR)	-0.08	-0.11	27%	-0.08	-0.17	53%
Net result per share - diluted (EUR)	-0.08	-0.11	27%	-0.08	-0.17	53%
Free Cash Flow FCF**	-12.1***	-13.8	12%	-12.1***	5.9	n/a
Equipment order intake (incl. spares and services)	48.9	49.5	-1%	48.9	49.3	-1%
Equipment order backlog (end of period)	79.0	64.2	23%	79.0	65.2	21%

* Restated according to "Additional Disclosures, 1. Accounting Policies" in the Quarterly Group Financial Report Q1/2015
** Operating CF + Investing CF + Changes in Cash Deposits
*** Excluding an effect of EUR -1.5m resulting from a short term loan prior to the acquisition of PlasmaSi, Inc.

Business Development

The global trend towards LED lighting continues. This development as well as the availability of new and more efficient MOCVD tool generations, does not yet have a significant impact on investment demand. Compared to the development in 2010, expansion plans of Chinese manufacturers in particular are driven by the positive market development, a sustainable demand can be expected. For the first time, the large tool order received in September 2014 is partially reflected in the figures of the first quarter 2015.

Revenues in Q1/2015 at EUR 40.3m were down 8% compared to the previous year's level (Q1/2014: EUR 43.9m) and 31% down against the previous quarter (Q4/2014: EUR 58.0m).

Volume-related first quarter cost of sales were EUR 2.5m lower year-on-year at EUR 31.5m (Q1/2014: EUR 34.0m; Q4/2014: EUR 47.6m).

This resulted in a gross profit of EUR 8.8m, slightly lower against both the previous year and sequentially (Q1/2014: EUR 10.0m; Q4/2014: EUR 10.4m).

The operating costs decreased to EUR 17.6m (Q1/2014: EUR 20.9m; Q4/2014: EUR 29.3m) due to lower R&D expenses and positive currency translation effects.

As a result of the above mentioned business development the first quarter 2015 EBIT at EUR -8.8m was an improvement from the previous year's figure of EUR -10.9m (Q4/2014: EUR -18.9m).

The net result for Q1/2015 amounted to EUR -9.5m (Q1/2014: EUR -11.8m; Q4/2014: EUR -19.1m) due to further cost reductions.

AIXTRON's equipment order intake including spares and service mirrors the cautious market demand throughout the reporting period. For the first time the aforementioned large Chinese order took effect so that the first quarter order intake at EUR 48.9m was similar to the previous year's EUR 49.5m (Q4/2014: EUR 49.3m).

The total equipment order backlog of EUR 79.0m as at March 31, 2015 was 23% higher than the EUR 64.2m at the same point in time in 2014 and 21% higher than the order backlog of EUR 65.2m as at 31 December 2014.

Free cash flow in the first quarter was EUR -12.1m (Q1/2014: EUR -13.8m; Q4/2014: EUR 5,9m) adjusted for EUR -1.5m resulting from a short-term loan prior to the acquisition of PlasmaSi, Inc.

Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of March 31, 2015 amounted to EUR 263.2m, 4.9m down compared to the previous quarter (December 31, 2014: EUR 268.1m), and EUR 28.8m less than March 31, 2014. The difference from the free cash flow mainly results from the currency difference of the US$-based cash and cash equivalents.

Management Review

"Currently, we have contracts with seven LED manufacturers that are assuring themselves of the performance of our next generation system. Due to the increasing utilization rates, we expect a positive development for the demand in production systems. At the same time, we must continue to focus on the implementation of our 5-point program and, above all, bearing in mind the cost side. The fact that we are on the right track in this area, is demonstrated by the improvement of our performance indicators and progress towards the targeted expansion of our product and technology portfolio", says Martin Goetzeler, President and CEO of AIXTRON SE. "We have successfully expanded the technology portfolio in the field of OLED by the acquisition of PlasmaSi, Inc. at the beginning of April. Thereby, we will be able to cover nearly two-thirds of the value chain in the front-end of the OLED production in the future. Also, the preparations for putting our Gen8 demonstrator into operation for the production of large-area OLEDs are on track. Furthermore, it is encouraging that customer interest in our other technologies remains high."

Guidance confirmed

Management pursues growth across all technology areas in 2015 and therefore, expects full-year revenues to increase to between EUR 220m and EUR 250m. As the Company will be pressing ahead with implementing its innovation roadmaps, productivity and efficiency programs across all areas, Management expects to see a sequential increase of the results in both halves of 2015 compared with the previous six-month periods and a return to positive EBITDA numbers in the second half of 2015.

Financial Tables

The Q1 2015 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's quarterly financial report for the first quarter of 2015.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, April 28, 2015, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2015 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0296. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA,
ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 28, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO